United States securities and exchange commission logo





                             September 23, 2022

       Carla A. Leibold
       Chief Financial Officer
       Customers Bancorp, Inc.
       701 Reading Avenue
       West Reading, PA 19611

                                                        Re: Customers Bancorp,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            File No. 001-35542

       Dear Ms. Leibold:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1. Business, page 8

   1. We note that Customers Bank (the "Company") launched the Customers Bank Instant
                                                        Token ("CBIT") in
October 2021 on the TassatPay blockchain based payments platform.
                                                        Please tell us, and
consider the need to revise your disclosures in future filings for, the items below.
                                                            Describe the rights
and benefits conveyed to holders of CBIT, as well as any rights and obligations the
Company has towards those holders. For example, tell us whether holders of CBIT
receive any yield or interest on their tokens.
                                                            Explain the roles
and responsibilities of the Company and of TassatPay under the arrangement. For
example, describe how CBIT is held, who controls the asset, who is responsible for
safeguarding the assets, and who holds cryptographic or private key information.
                                                            Describe the terms
of any fee arrangements between the Company and TassatPay or
 Carla A. Leibold
FirstName
Customers LastNameCarla
           Bancorp, Inc. A. Leibold
Comapany 23,
September  NameCustomers
               2022        Bancorp, Inc.
September
Page 2     23, 2022 Page 2
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              the Company and users associated with the issuance, payment, holding, or redemption of CBIT.
                Where applicable, tell us how the fee arrangements and any other revenue related to
              CBIT are reflected in your financial statements and how you account for them, and quantify any amounts, as appropriate.
2.       In addition to the comment above, please address the items below.
             Tell us, in detail, the transactional process for minting, issuing, making payments, redeeming / burning, and converting CBIT back to dollar form. In addition, clarify
             what happens to the dollars in a client   s deposit account when
they are exchanged
             into CBIT.
             As it relates to the above activities, tell us how each of these activities are reflected in your financial statements. For example, specify any assets or liabilities that you recognize relating to CBIT (e.g., deposits, digital assets, segregated cash, etc.) and how you account for each of them. Include references to specific accounting guidance you relied upon to support your conclusions.
             Clarify for us whether there would be any scenarios in which the transaction or redemption value of one CBIT would not be one U.S. dollar. If so, provide additional detail including how pricing or value of CBIT would be determined and / or maintained.
3. We note that you held $1.9 billion of deposits from customers participating in CBIT as of
         December 31, 2021, and that this amount increased to $2.1 billion as of June 30, 2022.
         Please address the items below.
             Clarify if this means that there are also 1.9 billion and 2.1 billion tokens outstanding as of December 31, 2021 and June 30, 2022, respectively. If not, then tell us how many tokens are outstanding at the end of each period.
             Tell us how you classify cash received as deposits for CBIT participants and describe any restrictions related to your usage of these deposits. Include in your response a discussion of how you currently use such deposits, including reference to any asset liability management or liquidity considerations.
             We note that the Company's balance of cash and equivalents is below that of your
             CBIT-related deposits. Explain what would occur if clients made withdrawals in excess of those balances at one time. In addition, tell us the extent to which such deposits are insured by the FDIC or another entity.
             Please explain where the deposit dollars are held (e.g., in Company checking accounts, an omnibus wallet on TassatPay, or some other arrangement).
Form 10-Q for the Quarterly Period Ended June 30, 2022

Notes to Consolidated Unaudited Financial Statements
Note 8 - Loans and Leases Receivable and Allowance for Credit Losses on Loans and Leases, page 23

4. We note that installment loans constituted about 15% of loans and leases receivable and
 Carla A. Leibold
FirstName
Customers LastNameCarla
           Bancorp, Inc. A. Leibold
Comapany 23,
September  NameCustomers
               2022        Bancorp, Inc.
September
Page 3     23, 2022 Page 3
FirstName LastName
         25% of total nonaccrual loans as of June 30, 2022, as well as a significant portion of provision for credit losses and charge offs for the three and six months ended June 30,
         2022. We also note your disclosure on page 72 that such loans largely consist of personal, student loan refinancing, and home improvement loans. Please provide us with a table showing additional granularity regarding the balances and changes for different types of installment loans for the periods presented, as well as a discussion of period over period changes and drivers within this category, including reference to items such as weighted average interest rates or fees, as applicable. In future filings, to the extent that installment loans comprise a material portion of key metrics or measures, please enhance your disclosures to provide (here or within MD&A, as appropriate) this same level of granularity, so that investors can get a better sense of trends within this loan category.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
New Accounting Pronouncements, page 50

5. Please tell us, and revise your future filings to disclose, the Company's consideration of and accounting adoption of Staff Accounting Bulletin No. 121 ("SAB 121"), including quantification of the impact upon adoption, as well as any applicable disclosures required by SAB 121. As part of your response, provide us with your accounting analysis explaining the Company's conclusions regarding applicability and adoption, including but not limited to discussion of any scoping considerations; whether you or an agent acting on your behalf has a safeguarding obligation or not; and who is responsible in the event of a theft or breach of CBIT.
Technology, communication, and bank operations, page 65

6. We note your reference to "investments in digital transformation." Please tell us how you are defining digital transformation and what it means in this context, including what type of investments you have made for the periods presented, quantification of related costs, and how (if at all) business operations have been impacted or changed as a result. To the extent that this is part of a broader strategy, also revise future disclosures to provide
         context and specificity for your planned and executed    digital
transformation    activity and
         costs.
Total Loans and Leases Receivable, page 73

7. We note that Commercial and industrial loans, including specialty lending, grew from
         $3.4 billion at December 31, 2021 to $5.7 billion at June 30, 2022. Please provide us with a table and accompanying narrative showing specific balances and trends for material components of this category, such as significant specialty lending activities, and explaining main growth drivers. Additionally, to the extent that such significant shifts occur in future periods, enhance your disclosures in future periods to provide similar granularity regarding what sectors or loan types are driving the overall category trends, as well as any other key details, such as weighted average interest rates, related income, or fees for such components, as applicable.
 Carla A. Leibold
Customers Bancorp, Inc.
September 23, 2022
Page 4

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Marc Thomas at (202)551-3452 or Cara Lubit at
(202)551-5909 with
any questions.



FirstName LastNameCarla A. Leibold                        Sincerely,
Comapany NameCustomers Bancorp, Inc.
                                                          Division of
Corporation Finance
September 23, 2022 Page 4                                 Office of Finance
FirstName LastName